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SECURITIES [illegible] ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004

SEC FILE NUMBER
8- 65397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluebid Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 700
(No. and Street)

Chicago, IL 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian A. Casper (312) 786-4709
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 Chicago Illinois 60604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian A. Casper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluebid Brokerage LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Brian A. Casper
Signature

CFO
Title

Janet M. Herr
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2003

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLUEBID BROKERAGE, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUEBID BROKERAGE, LLC, as of December 31, 2003, and the related statements of income, changes in Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLUEBID BROKERAGE, LLC, and the results of its operations and its cash flows for the for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 10, 2004

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash in bank	$	37,432
Receivable from broker/dealers		204,724
Municipal bonds owned, at market value		118,396
Computer equipment, net		3,800
Other assets		1,769
TOTAL ASSETS	$	366,121
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued expenses	$	7,200
Due to affiliate		18,500
TOTAL LIABILITIES		25,700
MEMBERS' EQUITY		340,421
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	366,121

The accompanying notes are an integral part of these financial statements.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commission	$	238,006
Interest income		6,475
Firm trading		1,131
Total Revenues		245,612
EXPENSES		
Salaries		50,500
Clearing charges		104,319
Regulatory fees		13,135
Consulting and professional fees		27,874
Depreciation expense		2,533
Interest expense		5,488
Occupancy		9,000
Other		19,297
Total Expenses		232,146
NET INCOME	$	13,466

The accompanying notes are an integral
part of these financial statements.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Members' Equity, December 31, 2002	$ 276,955
Member contributions	50,000
Net income	13,466
Members' Equity, December 31, 2003	$ 340,421

The accompanying notes are an integral
part of these financial statements.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net income	$	13,466
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation expense		2,533
Change in assets and liabilities		
Decrease in receivable from broker/dealers		95,276
Increase in securities owned	(	118,396)
Decrease in other assets		4,173
Decrease in accrued expenses	(	21,802)
Increase in other payables		12,076
Total adjustments	(	26,140)
NET CASH USED IN OPERATING ACTIVITIES	(	12,674)
FINANCING ACTIVITIES		
Member contribution		50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,000
NET INCREASE IN CASH		37,326
CASH AT DECEMBER 31, 2002		106
CASH AT DECEMBER 31, 2003	$	37,432

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $5,488
Cash payments for income taxes during the year totaled $0

The accompanying notes are an integral
part of these financial statements.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(1) *NATURE OF BUSINESS*

BLUEBID BROKERAGE, LLC (the "Company"), a Delaware Limited Liability Company, operates as a municipal bond broker that clears all trades on a fully-disclosed basis through an outside clearing firm.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Securities Owned
Securities transactions are recorded on the trade date, and accordingly, gains or losses are reflected on unsettled transactions. Securities owned are valued at quoted market prices, plus accrued interest.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Fixed Assets
Equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2003, accumulated depreciation was $3,866.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss is included in the income tax returns of the Members.

(4) *CONCENTRATION OF CREDIT RISK*

At December 31, 2003, a significant concentration of credit consisted of deposits of cash and securities in a Company brokerage account approximating $300,000.

(5) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $304,000 which exceeded requirements by $299,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(6) *SUBSEQUENT EVENTS*

During the period from January 1, 2004, to February 10, 2004. There were no contributions and withdrawals made by members.

SUPPLEMENTARY INFORMATION

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

CREDITS			
Members' equity		$	340,421
TOTAL CREDITS			340,421
DEBITS			
Non-allowable assets			
Receivable from broker/dealers - outstanding greater than 30 days	$ 7,300		
Computer equipment	3,800		
Other assets	1,769	(	12,869)
Other charges - Fidelity bond deductible excess		(	19,000)
TOTAL DEBITS		(	31,869)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES			308,552
Haircuts on securities		(	3,817)
NET CAPITAL		$	304,735
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $5,000)		$	5,000
EXCESS NET CAPITAL		$	299,735
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness		$	25,700
Percentage of aggregate indebtedness to net capital			8%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

These schedules are not applicable as BLUEBID BROKERAGE, L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of BLUEBID BROKERAGE, L.L.C."

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
BLUEBID BROKERAGE, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of BLUEBID BROKERAGE, L.L.C., (an Illinois Limited Liability Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by BLUEBID BROKERAGE, L.L.C., (an Illinois Limited Liability Company), that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz & Chez, LLP

Chicago, Illinois
February 10, 2004